UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SVF INVESTMENT CORP. 3

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8601N108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: G8601N108

(1)	NAME OF REPORTING PERSONS SVF Sponsor III (DE) LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 8,890,000(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 8,890,000(1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,890,000(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.7%*
(12)	TYPE OF REPORTING PERSON OO

(1)

Represents 1,040,000 Class A ordinary shares, par value $0.0001 per share, and 7,850,000 Class B ordinary shares, par value $0.0001 per share, of SVF Investment Corp. 3 (the “Issuer”) directly held by SVF Sponsor III (DE) LLC.

*

The calculation is based on 33,040,000 Class A ordinary shares, par value $0.0001 per share, and 8,000,000 Class B ordinary shares, par value $0.0001 per share, issued and outstanding as of November 9, 2021 as reported in the Issuer’s Amendment No. 1 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 26, 2022 (the “Form 10-Q/A”) and assuming the conversion of all the shares of Class B ordinary shares into Class A ordinary shares. The Class B ordinary shares will automatically convert into the Class A ordinary shares of the Issuer at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on March 10, 2021 (File No. 333-252788) (the “IPO Prospectus”) or the Issuer’s amended and restated memorandum and articles of association.

CUSIP NO.: G8601N108

(1)	NAME OF REPORTING PERSONS SB Investment Advisers (US) Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 8,890,000(1)
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 8,890,000(1)
	(8)	SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,890,000(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.7%*
(12)	TYPE OF REPORTING PERSON* IA

(1)

Represents 1,040,000 Class A ordinary shares and 7,850,000 Class B ordinary shares directly held by SVF Sponsor III (DE) LLC that may be deemed to be beneficially owned by SB Investment Advisers (US) Inc through its 100% equity interest of SVF Sponsor LLC.

*

The calculation is based on 33,040,000 Class A ordinary shares, par value $0.0001 per share, and 8,000,000 Class B ordinary shares, par value $0.0001 per share, issued and outstanding as of November 9, 2021 as reported in the Issuer’s Form 10-Q/A, and assuming the conversion of all the shares of Class B ordinary shares into Class A ordinary shares. The Class B ordinary shares will automatically convert into the Class A ordinary shares of the Issuer at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s IPO Prospectus or the Issuer’s amended and restated memorandum and articles of association.

Item 1(a).	Name of Issuer:

SVF Investment Corp. 3

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Circle Star Way, San Carlos, CA 94070

Item 2(a).	Name of Person Filing:

1.	SVF Sponsor III (DE) LLC, a Delaware limited liability company; and

2.

SB Investment Advisers (US) Inc., a Delaware corporation and an investment adviser registered with the United States Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended.

Each party listed above is collectively being referred to herein as the Reporting Persons.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each SVF Sponsor III (DE) LLC and SB Investment Advisers (US) Inc. is 251 Little Falls Drive, Wilmington, Delaware, 19808.

Item 2(c).	Citizenship or Place of Organization:

See Item 2(a).

Item 2(d).	Title of Class of Securities:

Class B ordinary shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number:

G8601N108

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

The responses to Items 5 to 11 of each of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons beneficially owned 1,040,000 Class A ordinary shares and 7,850,000 Class B ordinary shares, representing 21.7% of the Issuer’s total issued and outstanding ordinary shares.

The calculation is based on 33,040,000 Class A ordinary shares, par value $0.0001 per share, and 8,000,000 Class B ordinary shares, par value $0.0001 per share, issued and outstanding as of November 9, 2021 as reported in the Issuer’s Amendment No. 1 to Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 26, 2022 (the “Form 10-Q/A”) and assuming the conversion of all the shares of Class B ordinary shares into Class A ordinary shares. The Class B ordinary shares will automatically convert into the Class A ordinary shares of the Issuer at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s Prospectus

filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on March 10, 2021 (File No. 333-252788) (the “IPO Prospectus”) or the Issuer’s amended and restated memorandum and articles of association.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The joint filing agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

SVF Sponsor III (DE) LLC

By:	/s/ Daniel Elefant
Name: Daniel Elefant
Title: Director

SB Investment Advisers (US) Inc.

By:	/s/ Navneet Govil
Name: Navneet Govil
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement